Dreyfus
Municipal Bond Fund

SEMIANNUAL REPORT February 29, 2008





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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Bond Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for fixed-income investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the U.S. sub-prime mortgage sector spread to other areas of the global financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the municipal bond market. Particularly hard-hit were lower-rated municipal bonds and those carrying third-party insurance from independent bond insurers.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Joseph P. Darcy and James Welch, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Municipal Bond Fund achieved a total return of –1.60%.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, produced a total return of –0.60%, and the fund's Lipper category average provided an average return of –4.29% for the same period.[2,3]

An intensifying credit crisis and economic slowdown triggered a "flight to quality" in which investors turned away from many asset classes, including municipal bonds, often without regard to the underlying credit fundamentals of individual securities. Municipal bonds also were hurt by sub-prime related losses among bond insurers. The fund underperformed its benchmark in this unsettled environment, but a relatively cautious investment posture enabled it to fare better than its Lipper category average.

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital.

To pursue this goal, the fund normally invests substantially all of its net assets in municipal bonds that provide income exempt from federal income tax. The fund will invest at least 75% of its assets in municipal bonds rated A or better or the unrated equivalent as determined by Dreyfus.[4] The fund may invest up to 25% of its assets in municipal bonds rated below A or the unrated equivalent as determined by Dreyfus, including bonds rated below investment-grade quality ("high yield" or "junk" bonds). The dollar-weighted average maturity of the fund's portfolio is not restricted, but normally exceeds 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest rate environment and the municipal bond's potential volatility under different interest rate scenarios. We focus on bonds with the potential to offer attractive current income or that are trading at attractive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with our changing views of the current interest rate and market environments. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Municipal Bonds Suffered in the Credit Crunch

The reporting period began amid a credit crisis originating in the sub-prime mortgage market, where an unexpectedly high number of homeowners defaulted on their loans. This development sent shock-waves throughout the financial markets as investors reassessed their attitudes toward risk and began to shun lower-rated bonds.

The sub-prime meltdown produced massive losses among bond insurers. Because many of these companies had written insurance on both mortgage-backed securities and municipal bonds, municipal bond investors responded negatively when insurers came under financial pressure. Even municipal bonds with strong underlying credit characteristics lost value as liquidity conditions become more difficult.

The effects of the credit crisis were exacerbated by slower economic growth as declining housing prices, soaring energy costs and a softer job market put pressure on consumer spending. Aggressive reductions of short-term interest rates by the Federal Reserve Board and a fiscal stimulus package from Congress have not yet forestalled further economic deterioration. Not surprisingly, the economic slowdown led to concerns that states and municipalities may face greater fiscal pressures if tax revenues fail to meet budgeted projections.

Rigorous Credit Research Helped Support Fund Returns

While the fund's performance was influenced by many of the general market and economic factors that depressed municipal bond prices, several strategies helped boost its performance compared to its Lipper category average. For example, as short-term interest rates declined, our emphasis on longer-term securities positioned the fund to bene-fit from wider yield differences along the market's maturity range. In addition, through rigorous credit research, we focused on individual securities with sound credit and liquidity profiles that helped protect the fund from the brunt of weakness among lower-rated and less liquid bonds. We also maintained relatively robust cash levels, which helped us take advantage of unusually high yields on short-term auction rate securities toward the end of the reporting period.

Finding Opportunities in a Distressed Market

As of the reporting period's end, the financial markets have remained unsettled, and economic conditions have continued to falter. Therefore, we currently intend to maintain a defensive investment posture, focus-ing primarily on bonds that our research suggests have strong credit and liquidity profiles. However, we have begun to identify fundamentally sound municipal bonds that appear to have been punished too severely during the downturn. We have begun to capitalize on some of these opportunities, particularly in the intermediate-term range, from which we hope to benefit as investors become more comfortable extending the average maturities of their municipal bond portfolios.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *The fund may continue to own investment grade bonds (at the time of purchase), which are subsequently downgraded to below investment grade.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Bond Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

Expenses paid per $1,000††	$ 4.04
Ending value (after expenses)	$984.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

Expenses paid per $1,000††	$ 4.12
Ending value (after expenses)	$1,020.79

† *Expenses are equal to the fund's annualized expense ratio of .82%; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Long-Term Municipal Investments—98.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—3.2%				
Alabama Public School and College Authority (Capital Improvement)	5.50	7/1/19	29,250,000	30,416,197
Courtland Industrial Development Board, EIR (International Paper Company Project)	6.25	8/1/25	8,000,000	7,895,200
Jefferson County, Limited Obligation School Warrants	5.25	1/1/20	20,000,000	20,513,600
Alaska—1.0%				
Alaska Energy Authority, Power Revenue (Bradley Lake Hydroelectric Project) (Insured; FSA)	6.00	7/1/17	5,730,000	6,441,838
Alaska International Airports System, Revenue (Insured; AMBAC)	5.75	10/1/12	4,500,000 [a]	4,945,680
Anchorage, Electric Utility Revenue (Insured; MBIA)	6.50	12/1/15	6,135,000	7,186,478
Arizona—1.8%				
Apache County Industrial Development Authority, PCR (Tucson Electric Power Company Project)	5.85	3/1/28	7,750,000	7,129,612
Apache County Industrial Development Authority, PCR (Tucson Electric Power Company Project)	5.88	3/1/33	28,570,000	25,969,273
California—11.0%				
California, GO (Various Purpose)	5.50	4/1/14	4,205,000 [a]	4,637,022
California, GO (Various Purpose)	5.50	4/1/14	9,545,000 [a]	10,492,818
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Kern County Tobacco Funding Corporation)	6.25	6/1/37	6,100,000	5,978,915
California Department of Veterans Affairs, Home Purchase Revenue	5.00	12/1/42	8,000,000	6,800,000

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Department of Water Resources, Power Supply Revenue	5.13	5/1/12	20,500,000 [a]	22,206,830
California Department of Water Resources, Water Revenue (Central Valley Project)	5.50	12/1/11	1,280,000 [a]	1,387,341
California Department of Water Resources, Water Revenue (Central Valley Project)	5.50	12/1/16	6,390,000	6,866,694
California Educational Facilities Authority, Revenue (University of Southern California)	4.50	10/1/33	15,085,000	13,256,849
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	10,400,000	9,559,472
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/37	5,000,000	4,268,100
California Public Works Board, LR (Department of Mental Health) (Coalinga State Hospital)	5.13	6/1/29	7,000,000	6,539,750
California Public Works Board, LR (Various University of California Projects)	5.50	6/1/14	9,750,000	10,517,032
California Statewide Communities Development Authority, Revenue (Inland Regional Center Project)	5.38	12/1/37	10,325,000	9,041,086
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/42	60,655,000	7,267,682
Chula Vista, IDR (San Diego Gas and Electric Company)	5.50	12/1/21	11,725,000	11,612,440
Coast Community College District, GO (Insured; FSA)	0.00	8/1/29	15,000,000	10,517,850
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.50	6/1/13	28,495,000 [a]	30,738,981
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC)	5.50	6/1/13	11,500,000 [a]	12,405,625

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	17,575,000	15,709,765
San Mateo County Community College District, GO (Insured; MBIA)	0.00	9/1/25	10,000,000	3,635,800
Colorado—.4%				
University of Colorado Hospital Authority, Revenue	5.00	11/15/37	9,050,000	7,636,662
Delaware—.4%				
Delaware Economic Development Authority, Water Revenue (United Water Delaware Project) (Insured; AMBAC)	6.20	6/1/25	5,000,000	5,067,200
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.25	1/1/13	2,015,000 [a]	2,181,338
District of Columbia—1.0%				
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	7,920,000	7,746,235
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	184,975,000	11,030,059
Florida—4.6%				
Florida Department of Environmental Protection, Revenue (Insured; FGIC)	5.75	7/1/13	10,270,000	10,859,703
Florida Housing Finance Corporation, Homeowner Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.10	7/1/31	9,545,000	8,718,308
Florida State Board of Education, Public Education Capital Outlay	5.50	6/1/16	12,000,000	12,878,400
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	9,000,000	8,340,570
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/24	10,110,000	9,750,488

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	12/1/12	2,090,000 [a]	2,316,661
Orlando Utilities Commission, Water and Electric Revenue	6.75	10/1/17	15,875,000	18,455,164
Tampa, Utility Tax and Special Revenue (Insured; AMBAC)	5.75	10/1/13	9,100,000	10,072,517
Tampa Bay Water, Utility System Improvement Revenue (Insured; FGIC)	5.25	10/1/19	2,575,000	2,649,160
Georgia—5.9%				
Atlanta Development Authority, Student Housing Revenue (ADA/CAU Partners, Inc. Project at Clark Atlanta University) (Insured; ACA)	6.25	7/1/14	4,575,000	4,613,750
Augusta, Water and Sewerage Revenue (Insured; FSA)	5.25	10/1/39	15,125,000	14,969,969
Chatham County Hospital Authority, Improvement Revenue (Memorial Health University)	5.75	1/1/29	4,000,000	3,503,040
Fulton County Facilities Corporation, COP (Fulton County Public Purpose Project) (Insured; AMBAC)	5.50	11/1/18	11,630,000	12,221,734
Georgia	5.80	11/1/09	19,580,000 [a]	20,927,691
Georgia	5.80	11/1/09	20,000,000 [a]	21,376,600
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue (Insured; FGIC)	5.25	7/1/32	18,000,000	18,097,380
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.63	9/1/14	5,100,000 [a]	5,720,466
Private Colleges and Universities Authority, Revenue (Mercer University Project)	5.75	10/1/11	6,000,000 [a]	6,614,220

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Hawaii−.8%				
Hawaii (Insured; FSA)	5.80	9/1/09	14,000,000 [a]	14,756,700
Idaho−.7%				
Idaho Housing Agency, MFHR	6.70	7/1/24	8,195,000	8,199,343
Power County Industrial Development Corporation, SWDR (FMC Corporation Project)	6.45	8/1/32	4,750,000	4,763,680
Illinois−4.2%				
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC)	5.25	1/1/23	21,370,000	20,937,257
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FSA)	5.75	1/1/24	9,215,000	9,337,099
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; MBIA)	5.25	1/1/27	2,500,000	2,332,625
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	12,000,000	9,023,880
Illinois Finance Authority, Revenue (Northwestern Memorial Hospital)	5.50	8/15/14	22,310,000 [a]	24,677,091
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	10,000,000 [a]	10,812,800
Indiana−.8%				
Indiana Educational Facilities Authority, Educational Facilities Revenue (Butler University Project) (Insured; MBIA)	5.50	2/1/26	3,500,000	3,519,495
Indiana Transportation Finance Authority, Highway Revenue (Insured; FGIC)	5.75	12/1/21	10,000,000	10,812,300
Kansas−1.1%				
Wichita, Hospital Facilities Improvement Revenue (Christi Health System)	5.50	11/15/26	7,000,000	7,016,590

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Kansas (continued)					
Wyandotte County Kansas City Unified Government, Utility System Revenue (Insured; AMBAC)	5.60	9/1/23	12,010,000		12,356,008
Kentucky−.5%					
Mount Sterling, LR (Kentucky League of Cities Funding Trust Program)	6.10	3/1/18	7,955,000		8,901,247
Maryland−1.3%					
Maryland Community Development Administration, Department of Housing and Community Development	6.00	7/1/39	10,000,000	b,c	10,021,950
Maryland Economic Development Corporation, Student Housing Revenue (Frostburg State University Project)	6.25	10/1/33	8,580,000		7,870,348
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington County Hospital Issue)	6.00	1/1/43	5,750,000		5,286,205
Massachusetts−4.6%					
Massachusetts	6.00	2/1/10	20,000,000	a,b,c	21,249,800
Massachusetts (Insured; FSA)	5.25	9/1/24	17,000,000		17,396,780
Massachusetts, Consolidated Loan (Insured; FSA)	5.25	8/1/24	14,000,000		14,249,340
Massachusetts, Special Obligation Dedicated Tax Revenue (Insured; FGIC)	5.25	1/1/14	5,000,000	a	5,423,850
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/22	9,900,000		9,931,086
Massachusetts Housing Finance Agency, Housing Revenue	5.30	6/1/49	6,250,000		5,609,937
Massachusetts Municipal Wholesale Electric Company, Power Supply System Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/13	10,000,000		10,653,000

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan—1.6%				
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	7,500,000	7,525,425
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,105,000	3,816,501
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	19,500,000	18,085,860
Minnesota—1.0%				
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.75	1/1/10	5,000,000 [a]	5,302,900
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	11,000,000	10,369,150
Shakopee Health Care Facilities, Revenue (Saint Francis Regional Medical Center)	5.25	9/1/34	3,000,000	2,674,170
Mississippi—.3%				
Mississippi Home Corporation, SFMR (Collateralized: FNMA and GNMA)	6.25	12/1/32	5,675,000	5,998,645
Missouri—.4%				
Saint Louis, Airport Revenue (Lambert-Saint Louis International Airport) (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	2,500,000 [a]	2,686,725
Saint Louis, Airport Revenue (Lambert-Saint Louis International Airport) (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	5,000,000 [a]	5,373,450
Nebraska—2.2%				
Omaha Public Power District, Electric Revenue	5.50	2/1/14	37,300,000	40,282,135

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Nevada—.8%				
Clark County, IDR (Nevada Power Company Project)	5.60	10/1/30	3,000,000	2,531,070
Clark County, IDR (Nevada Power Company Project)	5.90	11/1/32	15,000,000	13,096,500
New Hampshire—1.1%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	15,500,000	15,845,495
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue	5.00	7/1/31	3,105,000	2,800,244
New Hampshire Housing Finance Authority, Single Family Residential Mortgage Bonds	6.85	1/1/25	1,125,000	1,141,054
New Jersey—9.1%				
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	9,505,000	9,066,154
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	12,120,000	11,350,744
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	9,865,000	8,873,370
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Company Project) (Insured; MBIA)	6.40	5/1/32	39,140,000	39,593,241
New Jersey Transit Corporation, Federal Transit Administration Grants, COP (Master Lease Agreement) (Insured; AMBAC)	5.75	9/15/10	15,000,000 [a]	16,028,850
New Jersey Transportation Trust Fund Authority (Insured; FSA)	6.00	6/15/12	24,660,000 [b,c]	27,135,124
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/18	7,750,000	8,551,350

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/20	12,645,000	13,780,521
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.00	12/15/32	17,200,000	16,516,472
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	3,000,000 ª	3,465,240
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	12,065,000 ª	14,073,340
New Mexico−.5%				
New Mexico Finance Authority, State Transportation Revenue (Senior Lien) (Insured; MBIA)	5.25	6/15/20	8,000,000	8,206,080
New Mexico Mortgage Financing Authority	6.80	1/1/26	945,000	977,102
New York−13.2%				
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.50	12/1/12	10,000,000	10,844,400
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.50	12/1/13	25,860,000	28,373,851
Metropolitan Transportation Authority, State Service Contract Revenue	5.75	1/1/18	17,025,000	18,800,367
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/31	8,250,000	7,863,983
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC)	5.50	11/15/19	5,000,000	5,211,050
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	10,000,000	9,267,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City	5.75	3/1/13	5,505,000 a	6,097,173
New York City	5.75	3/1/18	7,800,000	8,308,092
New York City	5.25	8/15/24	18,500,000	18,438,950
New York City (Insured; MBIA)	5.50	5/15/09	11,180,000 a	11,650,790
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project)	6.50	3/1/35	10,000,000	10,109,500
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	10,360,000	10,530,008
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	14,000,000	14,807,660
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	5,100,000 a	5,424,819
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	11,910,000 a	12,668,548
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.50	5/1/10	29,100,000 a,b,c	30,950,615
New York State Dormitory Authority, Consolidated Second General Resolution Revenue (City University System)	7.50	7/1/10	2,750,000	2,899,655
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	9,500,000	10,059,930
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA)	5.00	10/15/24	12,500,000 d	12,471,250

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/09	10,000,000 [a]	10,230,700
North Carolina—1.3%				
Charlotte	5.25	2/1/15	9,380,000	9,585,516
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.00	1/1/20	14,000,000	13,826,820
North Carolina Housing Finance Agency, Single Family Revenue	6.50	9/1/26	1,155,000	1,185,261
Ohio—1.4%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	25,435,000	25,146,821
Oklahoma—.4%				
Claremore Industrial and Redevelopment Authority, EDR (Yuba Project)	8.38	7/1/11	7,500,000	7,482,300
Pennsylvania—1.1%				
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	10,000,000	9,904,600
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	12,000,000	10,904,280
South Carolina—1.1%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	4,000,000 [a]	4,459,000
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/23	15,000,000	14,475,450
South Carolina Housing Finance and Development Authority, Mortgage Revenue	6.70	7/1/27	1,345,000	1,382,445

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Carolina (continued)				
South Carolina Housing Finance and Development Authority, Mortgage Revenue (Collateralized; FHA)	6.75	7/1/26	760,000	760,433
Tennessee−2.0%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/36	10,525,000	9,317,151
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.00	2/1/27	31,515,000	27,429,711
Texas−7.9%				
Brazos River Authority, PCR (TXU Energy Company LLC Project)	6.75	10/1/38	5,790,000	5,204,863
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines Inc.)	5.50	11/1/30	5,000,000	3,678,100
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (Learjet Inc. Project)	6.15	1/1/16	5,865,000	5,511,927
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/14	15,070,000	15,711,982
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/15	10,000,000	10,374,500
Harris County Hospital District, Mortgage Revenue (Insured; AMBAC)	7.40	2/15/10	1,845,000	1,944,316
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Airport Improvement Projects)	5.70	7/15/29	2,000,000	1,657,040

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/21	10,000,000	9,716,900
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	5,800,000	5,764,330
Houston, Utilities System Revenue, First Lien (Insured; FSA)	5.25	5/15/21	18,075,000	18,545,131
Houston Area Water Corporation, City of Houston Contract Revenue (Northeast Water Purification Plant Project) (Insured; FGIC)	5.25	3/1/12	2,470,000 [a]	2,638,627
San Antonio, Water System Revenue (Insured; FSA)	5.50	5/15/20	2,500,000	2,601,450
Tarrant County Health Facilities Development Corporation, Health Resources System Revenue (Insured; MBIA)	5.75	2/15/14	9,470,000	10,542,667
Texas Transportation Commission, State Highway Fund First Tier Revenue	5.00	4/1/26	20,000,000 [d]	19,741,600
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	12,000,000	12,269,040
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.50	8/15/39	2,500,000	2,526,300
Tyler Health Facilities Development Corporation, HR Refunding and Improvement Bonds (East Texas Medical Center Regional Healthcare System Project)	5.38	11/1/37	20,000,000	16,871,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia−1.5%				
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,547,595
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	5.50	6/1/15	10,000,000 [a]	10,885,300
Upper Occoquan Sewage Authority, Regional Sewerage System Revenue (Insured; MBIA)	5.15	7/1/20	5,210,000	5,429,758
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.00	10/1/26	10,000,000	9,344,700
Washington−3.0%				
Bellevue (Insured; MBIA)	5.50	12/1/39	12,000,000	12,107,280
Central Puget Sound Regional Transit Authority, Sales Tax Revenue (Insured; FSA)	5.00	11/1/32	10,000,000	9,575,700
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/13	11,585,000	12,275,814
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/16	15,400,000	16,322,922
Tumwater Office Properties, LR (Washington State Office Building)	5.00	7/1/28	5,110,000	4,811,065
West Virginia−1.0%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	10,000,000	9,055,600
West Virginia, Infrastructure GO (Insured; FGIC)	6.50	11/1/16	2,600,000 [a]	3,129,958

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
West Virginia (continued)				
West Virginia, Infrastructure GO (Insured; FGIC)	0.00	11/1/26	5,450,000	1,817,030
West Virginia State Building Commission, Subordinate LR (West Virginia Regional Jail and Correctional Facility Authority) (Insured; AMBAC)	5.38	7/1/21	2,505,000	2,599,188
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.00	11/1/29	1,400,000	1,313,578
Wisconsin—2.2%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	25,000,000	25,669,250
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	5.63	2/15/29	9,725,000	8,819,894
Wisconsin Health and Educational Facilities Authority, Revenue (FH Healthcare Development Inc. Project)	6.25	11/15/09	5,000,000 [a]	5,329,300
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	1,000,000	888,300
U.S. Related—1.8%				
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	20,050,000 [a]	21,587,234
Puerto Rico Infrastructure Financing Authority, Special Obligation	5.50	10/1/32	7,000,000	7,262,640
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/36	23,150,000	3,997,079
Total Long-Term Municipal Investments (cost $1,838,510,649)				**1,809,909,255**

Short-Term Municipal Investments–4.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut–.1%				
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	5.90	3/1/08	1,000,000 e	1,000,000
Florida–.9%				
Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	7.00	3/1/08	6,285,000 e	6,285,000
Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	10.05	3/1/08	10,000,000 e	10,000,000
Maryland–.0%				
Carroll County, Revenue (Fairhaven and Copper Ridge–Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian Group and Liquidity Facility; Branch Banking and Trust Co.)	8.00	3/7/08	390,000 e	390,000
Massachusetts–1.5%				
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	9.00	3/7/08	28,100,000 e	28,100,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	8.00	3/1/08	735,000 e	735,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan—.8%				
Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	8.50	3/1/08	14,000,000 [e]	14,000,000
Pennsylvania—1.4%				
New Garden General Authority, Municipal Revenue (Municipal Pooled Financing Program I) (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and Dexia Credit Locale)	8.00	3/7/08	11,600,000 [e]	11,600,000
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	9.00	3/7/08	15,180,000 [e]	15,180,000
Total Short-Term Municipal Investments (cost $87,290,000)				**87,290,000**

Total Investments (cost $1,925,800,649)	**102.9%**	**1,897,199,255**
Liabilities, Less Cash and Receivables	**(2.9%)**	**(53,284,355)**
Net Assets	**100.0%**	**1,843,914,900**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $89,357,489 or 4.8% of net assets.*

c *Collateral for floating rate borrowings.*

d *Purchased on a delayed delivery basis.*

e *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	48.5
AA		Aa		AA	18.5
A		A		A	5.5
BBB		Baa		BBB	17.1
BB		Ba		BB	1.2
B		B		B	2.4
CCC		Caa		CCC	.7
F1		MIG1/P1		SP1/A1	4.7
Not Rated f		Not Rated f		Not Rated f	1.4
					100.0

† *Based on total investments.*
f *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,925,800,649	1,897,199,255
Interest receivable		26,175,008
Receivable for investment securities sold		10,756,577
Receivable for shares of Common Stock subscribed		600,095
Prepaid expenses		35,940
		1,934,766,875
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		1,037,300
Cash overdraft due to Custodian		1,264,845
Payable for investment securities purchased		43,317,983
Payable for floating rate notes issued–Note 4		41,880,000
Payable for shares of Common Stock redeemed		2,919,810
Interest and related expenses payable		273,937
Accrued expenses		158,100
		90,851,975
Net Assets ($)		**1,843,914,900**
Composition of Net Assets ($):		
Paid-in capital		1,993,827,249
Accumulated undistributed investment income–net		33,034
Accumulated net realized gain (loss) on investments		(121,343,989)
Accumulated net unrealized appreciation (depreciation) on investments		(28,601,394)
Net Assets ($)		**1,843,914,900**
Shares Outstanding		
(600 million shares of $.001 par value Common Stock authorized)		166,615,874
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**11.07**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**50,702,939**
Expenses:	
Management fee–Note 3(a)	5,814,187
Interest and related expenses–Note 4	984,611
Shareholder servicing costs–Note 3(b)	913,392
Directors' fees and expenses–Note 3(c)	68,772
Custodian fees–Note 3(b)	45,545
Prospectus and shareholders' reports	40,946
Professional fees	37,235
Registration fees	13,967
Loan commitment fees–Note 2	12,829
Miscellaneous	38,603
Total Expenses	**7,970,087**
Less–reduction in fees due to earnings credits–Note 1(b)	(32,568)
Net Expenses	**7,937,519**
Investment Income–Net	**42,765,420**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(9,778,940)
Net unrealized appreciation (depreciation) on investments	(62,823,372)
Net Realized and Unrealized Gain (Loss) on Investments	**(72,602,312)**
Net (Decrease) in Net Assets Resulting from Operations	**(29,836,892)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007
Operations ($):		
Investment income–net	42,765,420	84,558,492
Net realized gain (loss) on investments	(9,778,940)	10,162,911
Net unrealized appreciation (depreciation) on investments	(62,823,372)	(66,910,334)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(29,836,892)**	**27,811,069**
Dividends to Shareholders from ($):		
Investment income–net	**(42,732,386)**	**(84,296,428)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	28,055,375	82,027,702
Net assets received in connection with reorganization–Note 1	–	108,588,735
Dividends reinvested	29,042,313	56,391,973
Cost of shares redeemed	(98,243,384)	(217,215,258)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(41,145,696)**	**29,793,152**
Total Increase (Decrease) in Net Assets	**(113,714,974)**	**(26,692,207)**
Net Assets ($):		
Beginning of Period	1,957,629,874	1,984,322,081
End of Period	**1,843,914,900**	**1,957,629,874**
Undistributed investment income–net	33,034	–
Capital Share Transactions (Shares):		
Shares sold	2,423,458	6,930,589
Shares issued in connection with reorganization–Note 1	–	9,546,215
Shares issued for dividends reinvested	2,525,672	4,774,467
Shares redeemed	(8,492,074)	(18,404,191)
Net Increase (Decrease) in Shares Outstanding	**(3,542,944)**	**2,847,080**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended February 29, 2008 (Unaudited) | Year Ended August 31, | | | | |
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	11.50	11.86	12.01	11.84	11.51	11.82
Investment Operations:						
Investment income−net[a]	.25	.51	.51	.52	.48	.54
Net realized and unrealized gain (loss) on investments	(.43)	(.36)	(.15)	.17	.34	(.31)
Total from Investment Operations	(.18)	.15	.36	.69	.82	.23
Distributions:						
Dividends from investment income−net	(.25)	(.51)	(.51)	(.52)	(.49)	(.54)
Net asset value, end of period	11.07	11.50	11.86	12.01	11.84	11.51
Total Return (%)	(1.60)[b]	1.21	3.14	5.94	7.20	1.91
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.82[c]	.89	.86	.81	.78	.85
Ratio of net expenses to average net assets	.82[c,d]	.89[d]	.86[d]	.77	.74	.85[d]
Ratio of net investment income to average net assets	4.41[c]	4.31	4.35	4.36	4.12	4.56
Portfolio Turnover Rate	19.59[b]	40.26	36.31	29.74	47.77	61.20
Net Assets, end of period ($ x 1,000)	1,843,915	1,957,630	1,984,322	2,085,236	2,143,305	2,312,997

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
[d] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Bond Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

As of the close of business on June 11, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Insured Municipal Bond Fund, Inc. ("Insured Municipal Bond") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Insured Municipal Bond received shares of the fund, in an equal amount to the aggregate net asset value of their investment in Insured Municipal Bond at the time of the exchange. The net asset value of the fund's shares on the close of business June 11, 2007, after the reorganization was $11.65, and a total of 9,546,215 shares representing net assets of $111,144,725 (including $2,555,990 net unrealized appreciation on investments) were issued to Insured Municipal Bond's shareholders in the exchange. The exchange was a tax-free event to Insured Municipal Bond shareholders.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash managemnt fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $111,384,993 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2007. If not applied, $15,710,287 of the carryover expires in fiscal 2009, $11,793,725 expires in fiscal 2010, $34,182,166 expires in fiscal 2011 and $49,698,815 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was as follows: tax exempt income of $84,296,428. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended February 29, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 29, 2008, the fund was charged $475,002 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $292,415 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $22,534 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $45,545 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $901,210, custodian fees $31,871, chief compliance officer fees $4,419 and transfer agency per account fees $99,800.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Prior to December 1, 2007, a .10% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days of their issuance, including redemptions made through the use of the fund's exchange privilege. From September 1, 2007 through November 30, 2007, redemption fees charged and retained by the fund amounted to $32. Effective December 1, 2007, the fund discontinued the redemption fee on shares. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $379,102,155 and $444,148,848, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

At February 29, 2008, accumulated net unrealized depreciation on investments was $28,601,394, consisting of $53,461,267 gross unrealized appreciation and $82,062,661 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships that the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with

a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended September 30, 2007, as well as comparisons of total return performance for various periods ended September 30, 2007 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and that the fund's actual management fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund's total returns were lower than the Performance Group median for the 1-year and 2-year periods, compared with the fund's more competitive 3-year, 4-year, and 5-year total return Performance Group rankings. The Board also noted that the fund's total returns were higher than the Performance Universe median for the 2-year, 3-year, 4-year, and 5-year time periods. The Board received a presentation from the fund's primary portfolio manager regarding the main factors that contributed to the fund's performance over the past year. The Board noted the manager's investment decision-making process and strategy over the past year, as well as the manager's long-term track record in managing municipal bond funds generally, including the fund. The Board also noted the fund's strong 1-year and 2-year total return performance reported in the prior year and the relatively short period of underperformance that contributed to the decline in performance rankings. Further, the Board noted that the fund outperformed its Lipper category average over the prior three calendar years. On a yield performance basis, the Board noted that the fund's 1-year yield performance for the past 10 annual periods was higher than the Performance Group median in 7 of the 10 time periods, and higher than the Performance Universe median for each reported annual period.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund's was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- As to the fund's performance, the Board noted the fund's longer-term track record, prior periods of strong performance, the manager's presentation regarding recent results, and the manager's overall experience and expertise in managing municipal bond funds.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus
Municipal Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRTAX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0054SA0208

Dreyfus Premier High Income Fund

SEMIANNUAL REPORT February 29, 2008




Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier High Income Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for fixed-income investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the U.S. sub-prime mortgage sector spread to other areas of the global financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the U.S. bond market, including the high-yield sector. Yet, we so far have seen little deterioration of underlying credit quality among high-yield issuers, and default rates have remained near historical lows.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by one of the fund's Portfolio Managers.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 28, 2008, as provided by Mark Shenkman, Chief Investment Officer of Shenkman Capital Management, Inc., Sub-Investment Adviser

Fund and Market Performance Overview

During the six-month reporting period ended February 28, 2008, Class A, B, C and I shares of Dreyfus Premier High Income Fund achieved total returns of –2.06%, –2.41%, –2.44% and –2.01%, respectively.[1] For the same period, the fund's benchmark, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index"), produced a –1.27% total return.[2]

Like many other asset classes, high yield bonds suffered during the reporting period amid an intensifying economic downtown and a credit crunch that we believe has developed into a global deleveraging crisis. The fund produced lower returns than its benchmark, primarily due to the effect of selling pressure on the B-rated securities on which the fund primarily focused.

The Fund's Investment Approach

The fund seeks to maximize total return consistent with capital preservation and prudent risk management. To pursue its goal, the fund generally invests at least 80% of its assets in bonds rated below investment grade. The high yield securities in which the fund invests may include corporate debt securities, structured notes, zero-coupon securities and debt securities issued by states or local governments and their agencies, authorities and other instrumentalities. The fund may invest up to 20% of its assets in investment-grade corporate bonds, U.S. government securities and money market instruments.

When choosing securities for the fund, we generally look for issuers that we believe have positive credit momentum and the potential for credit-rating upgrades. Using a "bottom-up," fundamental analysis, we seek to maximize returns and minimize default risk through broad diversification, direct communication with management and monitoring all issuers on a systematic basis. We generally avoid investing in industries or issuers that we believe have a high risk of default.

Credit Crisis Worsened Despite Low Default Rates

The credit crunch that began over the summer of 2007 with turmoil in the sub-prime mortgage sector intensified throughout the reporting period, creating heavy selling pressure for most lower-rated investments, including high yield bonds. Global financial institutions reported massive sub-prime related losses, and the deepening credit crunch led to a surge in deleveraging activity among hedge funds and other institutional investors. At the same time, a U.S. economic downturn gained momentum, prompting many economists to forecast a full-blown recession for 2008.

Despite this severe supply-and-demand imbalance and mounting economic fears, high yield market fundamentals appeared to remain sound, with default rates hovering near historical lows throughout the reporting period. The dichotomy between technical and fundamental influences suggests to us that high yield bonds may have been punished too severely by newly risk-averse investors. In our judgment, securities from fundamentally sound industries and issuers are likely to rebound when investors again focus on their underlying credit profiles.

A More Intense Focus on Credit Fundamentals

As the credit crunch escalated, we redoubled our efforts to ensure that the fund's holdings met or exceeded our stringent credit criteria. We adjusted the fund's composition, reducing exposure to traditionally economically-sensitive industries, such as financial companies, automotive firms, paper manufacturers and consumer-oriented businesses. Instead, we placed greater emphasis on relatively recession-resistant areas, including health care companies, energy producers and telecommunications services providers. We established underweight positions among bonds yielding 1,000 basis points or more than U.S. Treasury securities, which had grown to approximately 20% of the high yield market as of the reporting period's end. The fund also maintained lighter-than-average exposure to bonds with "triple-C" credit ratings, which are at the lower end of the high yield range. Instead, we maintained our focus on "single-B" rated bonds, which we believe have historically offered better values than other high yield rating categories.

These measures proved relatively ineffective during the reporting period, as investors seemed to sell high yield bonds indiscriminately. Despite what we regarded as relatively strong credit fundamentals, some of the fund's selections in the telecommunications and gaming industry groups detracted from its relative performance. The fund achieved better results through its emphasis on other historically recession-resistant market sectors as well as our security selection strategy in the cable television, technology and media industries.

Maintaining a Patient and Disciplined Approach

The high yield investment environment remained challenging as of the reporting period's end, as aggressive measures by the Federal Reserve Board to inject liquidity into the banking system and reduce short-term interest rates have so far had little impact on deteriorating U.S. housing markets or banks' reluctance to lend to creditworthy consumers and businesses. Until we see signs of economic improvement, we believe the prudent course is to maintain the fund's relatively defensive investment posture. In the meantime, we believe that the high yield market offers compelling income opportunities, with robust yields compared to U.S. government securities. Over the longer term, we believe that our unwavering focus on credit research will help position the fund to capture potential opportunities for capital appreciation when the current leveraging crisis passes.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Effective June 1, 2007, Class R shares were renamed Class I shares.*
[2] *SOURCE: BLOOMBERG — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%. Index return does not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier High Income Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 5.61	$ 8.11	$ 9.19	$ 4.28
Ending value (after expenses)	$979.40	$975.90	$975.60	$979.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 5.72	$ 8.27	$ 9.37	$ 4.37
Ending value (after expenses)	$1,019.19	$1,016.66	$1,015.56	$1,020.54

† *Expenses are equal to the fund's annualized expense ratio of 1.14% for Class A, 1.65% for Class B, 1.87% for Class C and .87% for Class I; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Bonds and Notes–88.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.3%				
Alion Science and Technology, Gtd. Notes	10.25	2/1/15	1,000,000	**662,500**
Auto Related–4.5%				
Ford Motor Credit, Sr. Unscd. Notes	7.25	10/25/11	1,000,000	855,946
Ford Motor Credit, Sr. Unscd. Notes	7.38	10/28/09	2,100,000	1,992,100
GMAC, Unsub. Notes	5.13	5/9/08	1,000,000	992,072
GMAC, Notes	5.63	5/15/09	1,500,000	1,399,881
Goodyear Tire & Rubber, Sr. Unscd. Notes	7.86	8/15/11	1,000,000	1,017,500
Goodyear Tire & Rubber, Gtd. Notes	8.66	12/1/09	1,000,000 a	1,001,250
Lear, Gtd. Notes, Ser. B	8.75	12/1/16	1,000,000	867,500
Tenneco, Sr. Unscd. Notes	8.13	11/15/15	500,000 b	503,750
United Components, Gtd. Notes	9.38	6/15/13	750,000	686,250
				9,316,249
Broadcasting & Media–2.7%				
Allbritton Communications, Sr. Sub. Notes	7.75	12/15/12	1,750,000	1,750,000
CMP Susquehanna, Gtd. Notes	9.88	5/15/14	850,000	566,312
LIN Television, Gtd. Debs.	2.50	5/15/33	1,500,000	1,483,125
LIN Television, Gtd. Notes	6.50	5/15/13	750,000	682,500
Salem Communications Holding, Gtd. Notes	7.75	12/15/10	1,000,000	990,000
				5,471,937
Cable & Media–4.0%				
Cablevision Systems, Sr. Unscd. Notes, Ser. B	8.00	4/15/12	2,250,000 a	2,176,875
Cablevision Systems, Sr. Unscd. Notes, Ser. B	9.64	4/1/09	1,500,000 a	1,507,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Cable & Media (continued)				
Echostar DBS, Gtd. Notes	5.75	10/1/08	500,000	500,625
Echostar DBS, Gtd. Notes	6.63	10/1/14	1,500,000	1,447,500
Mediacom Broadband, Sr. Unscd. Notes	8.50	10/15/15	500,000	397,500
Mediacom, Sr. Unscd. Notes	9.50	1/15/13	500,000	440,000
Virgin Media Finance, Gtd. Notes	9.13	8/15/16	2,000,000	1,690,000
				8,160,000
Chemicals–1.5%				
Hexion U.S. Finance/Nova Scotia Finance, Sr. Unscd. Notes	9.75	11/15/14	550,000	572,000
Nalco, Sr. Sub. Notes	8.88	11/15/13	1,500,000	1,537,500
PolyOne, Sr. Notes	8.88	5/1/12	1,000,000	1,012,500
				3,122,000
Consumer Products–2.5%				
American Achievement, Gtd. Notes	8.25	4/1/12	500,000	455,000
Da-Lite Screen, Sr. Notes	9.50	5/15/11	1,500,000	1,372,500
Jarden, Gtd. Notes	7.50	5/1/17	500,000	440,625
Leslie's Poolmart, Sr. Unscd. Notes	7.75	2/1/13	2,000,000	1,840,000
Visant Holding, Sr. Notes	8.75	12/1/13	1,000,000	952,500
				5,060,625
Environmental & Facilities Services–1.4%				
Casella Waste Systems, Sr. Sub. Notes	9.75	2/1/13	2,000,000	1,990,000
Waste Services, Sr. Sub. Notes	9.50	4/15/14	1,000,000	952,500
				2,942,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages−2.0%				
Constellation Brands,				
Gtd. Notes	7.25	5/15/17	1,000,000	967,500
Del Monte,				
Gtd. Notes	8.63	12/15/12	500,000 a	510,000
Michael Foods,				
Gtd. Notes	8.00	11/15/13	1,750,000	1,693,125
Pinnacle Foods Finance,				
Sr. Notes	9.25	4/1/15	1,000,000	867,500
				4,038,125
Food & Drugs−.7%				
Stater Brothers Holdings,				
Gtd. Notes	7.75	4/15/15	750,000	716,250
Stater Brothers Holdings,				
Gtd. Notes	8.13	6/15/12	750,000	750,000
				1,466,250
Gaming−4.9%				
Boyd Gaming,				
Sr. Sub. Notes	7.75	12/15/12	1,250,000	1,159,375
Chukchansi Economic Development				
Authority, Sr. Unscd. Notes	8.24	11/15/12	500,000 a,b	447,500
MGM Mirage,				
Sr. Scd. Notes	6.00	10/1/09	1,150,000	1,150,000
Mohegan Tribal Gaming,				
Gtd. Notes	6.38	7/15/09	500,000	497,500
Mohegan Tribal Gaming,				
Gtd. Notes	6.88	2/15/15	400,000	339,000
MTR Gaming Group,				
Gtd. Notes, Ser. B	9.75	4/1/10	1,000,000	975,000
Penn National Gaming,				
Sr. Sub. Notes	6.75	3/1/15	500,000	472,500
Penn National Gaming,				
Gtd. Notes	6.88	12/1/11	500,000	477,500
Pinnacle Entertainment I,				
Sr. Sub. Notes	7.50	6/15/15	250,000 b	193,750
Pinnacle Entertainment,				
Gtd. Notes	8.25	3/15/12	1,500,000	1,432,500
Seneca Gaming,				
Sr. Notes	7.25	5/1/12	1,000,000	965,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Gaming (continued)				
Seneca Gaming, Sr. Unscd. Notes, Ser. B	7.25	5/1/12	1,000,000	965,000
Shuffle Master, Sr. Notes	1.25	4/15/24	1,000,000	932,500
				10,007,125
Health Care–10.6%				
Advanced Medical Optics, Sr. Sub. Notes	3.25	8/1/26	1,000,000	768,750
Advanced Medical Optics, Gtd. Notes	7.50	5/1/17	1,000,000	860,000
Bausch & Lomb, Sr. Unscd. Notes	9.88	11/1/15	1,000,000 [b]	1,017,500
Carriage Services, Gtd. Notes	7.88	1/15/15	1,000,000	975,000
Community Health Systems, Gtd. Notes	8.88	7/15/15	2,000,000	1,972,500
DaVita, Gtd. Notes	7.25	3/15/15	1,000,000	995,000
HCA, Sr. Unscd. Notes	6.50	2/15/16	500,000	425,000
HCA, Sr. Scd. Notes	9.25	11/15/16	2,500,000	2,568,750
Health Management Associates, Scd. Notes	6.13	4/15/16	1,000,000	840,000
LifePoint Hospitals, Sr. Sub. Notes	3.25	8/15/25	750,000	613,125
LVB Acquisition Merger, Gtd. Bonds	10.00	10/15/17	750,000 [b]	779,063
Par Pharmaceutical Cos., Sr. Sub. Notes	2.88	9/30/10	750,000	685,313
Psychiatric Solutions, Gtd. Notes	7.75	7/15/15	2,000,000	1,990,000
Service Corp. International, Sr. Unscd. Notes	7.63	10/1/18	1,000,000	1,037,500
Stewart Enterprises, Sr. Notes	6.25	2/15/13	600,000 [a]	565,500
United Surgical Partners, Gtd. Notes	8.88	5/1/17	1,250,000	1,181,250
Universal Hospital Services, Sr. Scd. Notes	8.29	6/1/15	2,000,000 [a]	1,890,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
Vanguard Health Holding II, Gtd. Notes	9.00	10/1/14	1,000,000	960,000
Warner Chilcott, Gtd. Notes	8.75	2/1/15	1,500,000 a	1,518,750
				21,643,001
Investment Companies−.6%				
Nuveen Investments, Sr. Notes	10.50	11/15/15	1,250,000 b	**1,142,186**
Manufacturing−2.7%				
Chart Industries, Sr. Sub. Notes	9.13	10/15/15	1,750,000 a	1,728,125
L-1 Identity Solutions I, Sr. Unscd. Notes	3.75	5/15/27	500,000	425,375
SPX, Sr. Notes	7.63	12/15/14	1,000,000 b	1,031,250
Terex, Sr. Sub. Notes	8.00	11/15/17	1,000,000	1,000,000
Trimas, Gtd. Notes	9.88	6/15/12	500,000	456,875
Verifone Holdings, Sr. Notes	1.63	6/15/12	1,050,000 a,b	866,250
				5,507,875
Media/Diversified & Services−5.6%				
Dex Media, Sr. Discount Notes	9.00	11/15/13	1,750,000 c	1,268,750
Hughes Network Systems, Gtd. Notes	9.50	4/15/14	2,500,000	2,506,250
Intelsat Bermuda, Gtd. Notes	9.25	6/15/16	1,000,000	1,005,000
Intelsat Bermuda, Gtd. Notes	11.25	6/15/16	2,100,000	2,102,625
Lamar Media, Sr. Unscd. Notes, Ser. C	6.63	8/15/15	500,000	462,500
Lamar Media, Sr. Unscd. Notes	6.63	8/15/15	750,000	693,750
Quebecor Media, Sr. Unscd. Notes	7.75	3/15/16	500,000 b	461,250
Quebecor Media, Sr. Notes	7.75	3/15/16	1,750,000	1,614,375

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media/Diversified & Services (continued)				
Qwest Capital Funding, Gtd. Notes	7.25	2/15/11	1,300,000	1,270,750
				11,385,250
Mining & Metals—2.3%				
Alpha Natural Resources, Gtd. Notes	10.00	6/1/12	1,500,000 ᵃ	1,582,500
Arch Western Finance, Sr. Scd. Notes	6.75	7/1/13	1,500,000 ᵃ	1,485,000
FreePort-McMoran Cooper & Gold, Sr. Unscd. Notes	8.39	4/1/15	250,000 ᵃ	240,938
Massey Energy, Gtd. Notes	6.63	11/15/10	1,000,000	1,000,000
Massey Energy, Gtd. Notes	6.88	12/15/13	500,000	487,500
				4,795,938
Non Food & Drug—3.6%				
Buhrmann US, Gtd. Notes	8.25	7/1/14	2,000,000	1,910,000
Pantry, Gtd. Notes	7.75	2/15/14	1,000,000	895,000
Penske Auto Group, Gtd. Bonds	7.75	12/15/16	1,000,000	860,000
Sally Holdings, Gtd. Notes	9.25	11/15/14	750,000	729,375
Sally Holdings, Gtd. Notes	10.50	11/15/16	1,000,000	915,000
Susser Holdings, Gtd. Notes	10.63	12/15/13	1,412,000	1,450,830
Yankee Acquisition, Gtd. Notes, Ser. B	8.50	2/15/15	750,000	630,000
				7,390,205
Oil & Gas—8.6%				
Berry Petroleum, Sr. Sub. Notes	8.25	11/1/16	1,050,000	1,073,625
Complete Production Services, Gtd. Notes	8.00	12/15/16	1,250,000	1,207,813
Compton Petroleum Finance, Gtd. Notes	7.63	12/1/13	1,500,000	1,402,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Denbury Resources, Gtd. Notes	7.50	4/1/13	1,000,000	1,015,000
Denbury Resources, Sr. Sub. Notes	7.50	12/15/15	1,000,000	1,015,000
Encore Acquisition, Gtd. Notes	6.00	7/15/15	1,500,000	1,353,750
Encore Acquisition, Gtd. Notes	6.25	4/15/14	750,000	701,250
Exco Resources, Gtd. Notes	7.25	1/15/11	1,500,000	1,451,250
Key Energy Services, Sr. Notes	8.38	12/1/14	1,000,000 [b]	1,007,500
Mariner Energy, Gtd. Notes	8.00	5/15/17	1,500,000	1,447,500
PetroHawk Energy, Gtd. Notes	9.13	7/15/13	2,065,000	2,116,625
Petroplus Finance, Gtd. Notes	7.00	5/1/17	2,250,000 [b]	2,030,625
W&T Offshore, Gtd. Notes	8.25	6/15/14	2,000,000 [b]	1,880,000
				17,702,438
Packaging & Containers–1.5%				
BWAY, Gtd. Notes	10.00	10/15/10	1,000,000 [a]	975,000
Greif, Sr. Unscd. Notes	6.75	2/1/17	1,000,000	970,000
Owens Brockway Glass Container, Gtd. Notes	6.75	12/1/14	500,000	502,500
Silgan Holdings, Sr. Sub. Notes	6.75	11/15/13	750,000	708,750
				3,156,250
Paper & Forest Products–2.6%				
Graphic Packaging International, Gtd. Notes	8.50	8/15/11	1,000,000	970,000
New Page, Sr. Scd. Notes	10.00	5/1/12	1,250,000 [b]	1,259,375
Rock-Tenn, Sr. Unscd. Notes	8.20	8/15/11	500,000	512,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Paper & Forest Products (continued)				
Rock-Tenn, Sr. Notes	9.25	3/15/16	1,000,000 b	1,019,140
Smurfit-Stone Container, Sr. Unscd. Notes	8.00	3/15/17	1,750,000	1,557,500
				5,318,515
Printing & Publishing—1.2%				
Cenveo Corporation, Sr. Sub. Notes	7.88	12/1/13	1,500,000	1,286,250
Idearc, Gtd. Notes	8.00	11/15/16	1,050,000	624,750
R.H. Donnelley, Sr. Notes, Ser. A-3	8.88	1/15/16	750,000	450,000
				2,361,000
Restaurants—.8%				
Seminole Hard Rock Entertainment, Sr. Scd. Notes	7.49	3/15/14	2,000,000 a,b	**1,570,000**
Support Services—7.1%				
Aramark, Sr. Unscd. Notes	8.50	2/1/15	3,000,000	2,970,000
Corrections Corp. of America, Sr. Notes	7.50	5/1/11	1,500,000	1,537,500
Education Management, Gtd. Notes	10.25	6/1/16	1,000,000	845,000
FTI Consulting, Gtd. Notes	7.75	10/1/16	1,250,000	1,321,875
Hertz, Gtd. Notes	8.88	1/1/14	2,250,000	2,154,375
HUB International Holdings, Sr. Sub. Notes	10.25	6/15/15	1,250,000 b	931,250
Iron Mountain, Gtd. Notes	7.75	1/15/15	1,000,000	1,007,500
Iron Mountain, Gtd. Notes	8.63	4/1/13	500,000	506,250
Mac-Gray, Sr. Unscd. Notes	7.63	8/15/15	1,250,000	1,193,750
RSC Equipment Rental, Gtd. Notes	9.50	12/1/14	1,000,000	822,500
West, Gtd. Notes	9.50	10/15/14	1,000,000	880,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Support Services (continued)				
West, Gtd. Notes	11.00	10/15/16	500,000	421,250
				14,591,250
Technology–3.0%				
Celestica, Sr. Sub. Notes	7.63	7/1/13	500,000	475,000
Celestica, Sr. Sub. Notes	7.88	7/1/11	500,000	491,250
Flextronics International, Sr. Sub. Notes	6.50	5/15/13	500,000	481,250
Sungard Data Systems, Gtd. Notes	9.13	8/15/13	1,500,000	1,518,750
Sungard Data Systems, Gtd. Notes	10.25	8/15/15	1,250,000	1,250,000
Syniverse Technologies, Gtd. Notes, Ser. B	7.75	8/15/13	2,000,000	1,920,000
				6,136,250
Telecommunications–6.0%				
Centennial Communications, Sr. Unscd. Notes	8.13	2/1/14	500,000 [a]	475,000
Centennial Communications, Sr. Notes	10.48	1/1/13	1,000,000 [a]	925,000
Cincinnati Bell, Gtd. Notes	8.38	1/15/14	1,500,000	1,447,500
Citizens Communications, Sr. Unscd. Notes	6.63	3/15/15	500,000	460,000
Citizens Communications, Sr. Unscd. Notes	7.88	1/15/27	500,000	447,500
Local Insight Regatta Holdings, Sr. Sub. Notes	11.00	12/1/17	1,250,000 [b]	981,250
Nordic Telephone Holdings, Sr. Scd. Bonds	8.88	5/1/16	3,500,000 [b]	3,465,000
Paetec Holding, Gtd. Notes	9.50	7/15/15	2,000,000	1,865,000
Windstream, Gtd. Notes	7.00	3/15/19	2,000,000	1,830,000
Windstream, Gtd. Notes	8.63	8/1/16	500,000	511,250
				12,407,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Textiles & Apparel–1.5%				
Hanesbrands, Gtd. Notes, Ser. B	8.20	12/15/14	1,250,000 a	1,106,250
Oxford Industries, Gtd. Notes	8.88	6/1/11	500,000	482,500
Perry Ellis International, Gtd. Notes, Ser. B	8.88	9/15/13	500,000	477,500
Warnaco, Sr. Unscd. Notes	8.88	6/15/13	1,000,000	1,027,500
				3,093,750
Transportation–1.8%				
Bristow Group, Gtd. Notes	6.13	6/15/13	500,000	482,500
Bristow Group, Sr. Notes	7.50	9/15/17	1,000,000 b	1,007,500
CHC Helicopter, Gtd. Notes	7.38	5/1/14	1,000,000	997,500
Gulfmark Offshore, Gtd. Notes	7.75	7/15/14	1,250,000 a	1,278,125
				3,765,625
Utilities–4.7%				
Dynegy Holdings, Sr. Unscd. Debs.	7.13	5/15/18	500,000	452,500
Dynegy Holdings, Sr. Unscd. Notes	8.38	5/1/16	1,000,000	982,500
Edison Mission Energy, Sr. Unscd. Notes	7.00	5/15/17	500,000	493,750
Edison Mission Energy, Sr. Unscd. Notes	7.20	5/15/19	1,500,000	1,477,500
Edison Mission Energy, Sr. Unscd. Notes	7.63	5/15/27	1,000,000	947,500
Energy Future Holdings, Gtd. Notes	10.88	11/1/17	750,000 b	742,950
Inergy, Sr. Unscd. Notes	6.88	12/15/14	1,500,000	1,462,500
NRG Energy, Gtd. Notes	7.38	2/1/16	2,000,000	1,932,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Utilities (continued)				
Texas Computer Electric Holdings, Gtd. Notes	10.25	11/1/15	1,250,000 b	1,225,000
				9,716,700
Total Bonds and Notes (cost $191,790,167)				**181,931,044**

Preferred Stocks–.0%			Shares	Value ($)
Broadcasting & Media				
Spanish Broadcasting System, Ser. B, Cum. $107.5 (cost $721)			1	**515**

Other Investment−10.4%				
Registered Investment Company;				
Dreyfus Institutional Preferred Plus Money Market Fund (cost $21,391,000)			21,391,000 d	**21,391,000**

Total Investments (cost $213,181,888)			**99.1%**	**203,322,559**
Cash and Receivables (Net)			**.9%**	**1,775,679**
Net Assets			**100.0%**	**205,098,238**

a   *Variable rate security—interest rate subject to periodic change.*
b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $23,562,089 or 11.5% of net assets.*
c   *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*
d   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Corporate Bonds	88.7	Preferred Stocks	.0
Money Market Investments	10.4		**99.1**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	191,790,888	181,931,559
Affiliated issuers	21,391,000	21,391,000
Dividends and interest receivable		3,793,982
Receivable for investment securities sold		215,497
Receivable for shares of Common Stock subscribed		96,845
Prepaid expenses		42,071
		207,470,954
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		209,843
Cash overdraft due to Custodian		51,290
Payable for investment securities purchased		1,500,050
Payable for shares of Common Stock redeemed		516,494
Interest payable–Note 2		3,099
Accrued expenses		91,940
		2,372,716
Net Assets ($)		**205,098,238**
Composition of Net Assets ($):		
Paid-in capital		224,779,417
Accumulated undistributed investment income–net		1,028,536
Accumulated net realized gain (loss) on investments		(10,850,386)
Accumulated net unrealized appreciation (depreciation) on investments		(9,859,329)
Net Assets ($)		**205,098,238**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I
Net Assets ($)	93,403,090	38,831,361	56,997,435	15,866,352
Shares Outstanding	7,545,447	3,138,223	4,617,300	1,278,642
Net Asset Value Per Share ($)	**12.38**	**12.37**	**12.34**	**12.41**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	9,285,581
Cash dividends:	
Unaffiliated issuers	35
Affiliated issuers	175,820
Total Income	**9,461,436**
Expenses:	
Management fee–Note 3(a)	874,941
Shareholder servicing costs–Note 3(c)	410,623
Distribution fees–Note 3(b)	353,934
Registration fees	30,127
Professional fees	23,512
Prospectus and shareholders' reports	11,855
Custodian fees–Note 3(c)	10,934
Directors' fees and expenses–Note 3(d)	8,577
Loan commitment fees–Note 2	3,646
Interest expense–Note 2	2,166
Miscellaneous	20,772
Total Expenses	**1,751,087**
Less–reduction in management fee due to undertaking–Note 3(a)	(74,839)
Less–reduction in fees due to earnings credits–Note 1(b)	(19,677)
Net Expenses	**1,656,571**
Investment Income–Net	**7,804,865**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(10,237,914)
Net unrealized appreciation (depreciation) on investments	(2,158,757)
Net Realized and Unrealized Gain (Loss) on Investments	**(12,396,671)**
Net (Decrease) in Net Assets Resulting from Operations	**(4,591,806)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Operations ($):		
Investment income–net	7,804,865	20,168,667
Net realized gain (loss) on investments	(10,237,914)	4,884,888
Net unrealized appreciation (depreciation) on investments	(2,158,757)	(8,695,547)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(4,591,806)**	**16,358,008**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,096,727)	(10,808,976)
Class B shares	(1,541,610)	(3,689,225)
Class C shares	(2,243,216)	(5,911,419)
Class I shares	(647,958)	(1,716,739)
Net realized gain on investments:		
Class A shares	(149,763)	–
Class B shares	(60,662)	–
Class C shares	(90,395)	–
Class I shares	(23,470)	–
Total Dividends	**(8,853,801)**	**(22,126,359)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	10,525,929	43,809,250
Class B shares	383,776	1,384,677
Class C shares	2,010,387	7,579,693
Class I shares	2,373,442	8,993,029

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	3,213,776	8,204,603
Class B shares	929,737	2,037,784
Class C shares	1,259,141	2,966,909
Class I shares	484,759	1,285,333
Cost of shares redeemed:		
Class A shares	(30,604,938)	(91,853,683)
Class B shares	(7,344,832)	(14,262,747)
Class C shares	(13,842,563)	(39,993,381)
Class I shares	(2,850,842)	(13,471,829)
Increase (Decrease) in Net Assets ** from Capital Stock Transactions**	**(33,462,228)**	**(83,320,362)**
Total Increase (Decrease) in Net Assets	**(46,907,835)**	**(89,088,713)**
Net Assets ($):		
Beginning of Period	252,006,073	341,094,786
End of Period	**205,098,238**	**252,006,073**
Undistributed investment income–net	1,028,536	1,753,182

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	809,468	3,211,354
Shares issued for dividends reinvested	247,289	603,511
Shares redeemed	(2,371,788)	(6,783,944)
Net Increase (Decrease) in Shares Outstanding	**(1,315,031)**	**(2,969,079)**
Class B[b]		
Shares sold	29,641	101,685
Shares issued for dividends reinvested	71,560	150,052
Shares redeemed	(568,020)	(1,049,008)
Net Increase (Decrease) in Shares Outstanding	**(466,819)**	**(797,271)**
Class C		
Shares sold	155,212	556,020
Shares issued for dividends reinvested	97,111	218,773
Shares redeemed	(1,075,389)	(2,952,014)
Net Increase (Decrease) in Shares Outstanding	**(823,066)**	**(2,177,221)**
Class I		
Shares sold	182,849	657,513
Shares issued for dividends reinvested	37,240	94,264
Shares redeemed	(221,211)	(994,558)
Net Increase (Decrease) in Shares Outstanding	**(1,122)**	**(242,781)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended February 29, 2008, 97,070 Class B shares representing $1,269,912, were automatically converted to 97,063 Class A shares and during the period ended August 31, 2007, 110,576 Class B shares representing $1,513,304 were automatically converted to 110,559 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003 a
Per Share Data ($):						
Net asset value, beginning of period	13.14	13.45	13.81	13.85	13.39	12.50
Investment Operations:						
Investment income−net b	.45	.91	.87	.85	.92	.48
Net realized and unrealized gain (loss) on investments	(.70)	(.23)	(.28)	.02	.45	.70
Total from Investment Operations	(.25)	.68	.59	.87	1.37	1.18
Distributions:						
Dividends from investment income−net	(.49)	(.99)	(.95)	(.91)	(.91)	(.29)
Dividends from net realized gain on investments	(.02)	–	–	–	–	–
Total Distributions	(.51)	(.99)	(.95)	(.91)	(.91)	(.29)
Net asset value, end of period	12.38	13.14	13.45	13.81	13.85	13.39
Total Return (%) c	(2.06)d	5.03	4.50	6.47	10.40	9.55d
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.22e	1.18	1.15	1.15	1.18	1.33e
Ratio of net expenses to average net assets	1.14e	1.18f	1.15f	1.14	1.16	1.25e
Ratio of net investment income to average net assets	6.97e	6.65	6.40	6.09	6.60	6.31e
Portfolio Turnover Rate	26.56d	73.12	54.43	62.54	62.65	21.71d
Net Assets, end of period ($ x 1,000)	93,403	116,471	159,160	162,254	184,674	117,731

a   *From January 31, 2003 (commencement of operations) to August 31, 2003.*
b   *Based on average shares outstanding at each month end.*
c   *Exclusive of sales charge.*
d   *Not annualized.*
e   *Annualized.*
f   *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	13.14	13.45	13.80	13.84	13.38	12.50
Investment Operations:						
Investment income−net[b]	.42	.83	.80	.78	.84	.44
Net realized and unrealized gain (loss) on investments	(.72)	(.23)	(.27)	.02	.45	.70
Total from Investment Operations	(.30)	.60	.53	.80	1.29	1.14
Distributions:						
Dividends from investment income−net	(.45)	(.91)	(.88)	(.84)	(.83)	(.26)
Dividends from net realized gain on investments	(.02)	−	−	−	−	−
Total Distributions	(.47)	(.91)	(.88)	(.84)	(.83)	(.26)
Net asset value, end of period	12.37	13.14	13.45	13.80	13.84	13.38
Total Return (%)[c]	(2.41)[d]	4.46	4.05	5.91	9.83	9.24[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.73[e]	1.72	1.67	1.67	1.72	1.88[e]
Ratio of net expenses to average net assets	1.65[e]	1.71	1.67[f]	1.67[f]	1.71	1.75[e]
Ratio of net investment income to average net assets	6.46[e]	6.12	5.88	5.57	6.06	5.77[e]
Portfolio Turnover Rate	26.56[d]	73.12	54.43	62.54	62.65	21.71[d]
Net Assets, end of period ($ x 1,000)	38,831	47,360	59,192	70,228	69,573	45,444

[a] *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	13.11	13.42	13.77	13.81	13.36	12.50
Investment Operations:						
Investment income–net[b]	.40	.80	.76	.74	.81	.43
Net realized and unrealized gain (loss) on investments	(.71)	(.23)	(.26)	.02	.45	.68
Total from Investment Operations	(.31)	.57	.50	.76	1.26	1.11
Distributions:						
Dividends from investment income–net	(.44)	(.88)	(.85)	(.80)	(.81)	(.25)
Dividends from net realized gain on investments	(.02)	–	–	–	–	–
Total Distributions	(.46)	(.88)	(.85)	(.80)	(.81)	(.25)
Net asset value, end of period	12.34	13.11	13.42	13.77	13.81	13.36
Total Return (%)[c]	(2.44)[d]	4.23	3.80	5.66	9.53	9.00[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.95[e]	1.94	1.90	1.90	1.96	2.11[e]
Ratio of net expenses to average net assets	1.87[e]	1.94[f]	1.90[f]	1.90[f]	1.94	2.00[e]
Ratio of net investment income to average net assets	6.24[e]	5.89	5.64	5.33	5.82	5.64[e]
Portfolio Turnover Rate	26.56[d]	73.12	54.43	62.54	62.65	21.71[d]
Net Assets, end of period ($ x 1,000)	56,997	71,313	102,211	140,505	155,189	75,962

[a] From January 31, 2003 (commencement of operations) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The difference for the period represents less than .01%.
See notes to financial statements.

Class I Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007[a]	2006	2005	2004	2003[b]
Per Share Data ($):						
Net asset value, beginning of period	13.18	13.49	13.84	13.88	13.42	12.50
Investment Operations:						
Investment income—net[c]	.47	.98	.92	.90	.94	.42
Net realized and unrealized gain (loss) on investments	(.72)	(.26)	(.27)	.01	.46	.80
Total from Investment Operations	(.25)	.72	.65	.91	1.40	1.22
Distributions:						
Dividends from investment income—net	(.50)	(1.03)	(1.00)	(.95)	(.94)	(.30)
Dividends from net realized gain on investments	(.02)	–	–	–	–	–
Total Distributions	(.52)	(1.03)	(1.00)	(.95)	(.94)	(.30)
Net asset value, end of period	12.41	13.18	13.49	13.84	13.88	13.42
Total Return (%)	(2.01)[d]	5.45	4.85	6.76	10.75	9.80[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.95[e]	.85	.84	.85	.90	1.35[e]
Ratio of net expenses to average net assets	.87[e]	.85[f]	.84[f]	.84	.90[f]	1.00[e]
Ratio of net investment income to average net assets	7.24[e]	6.99	6.75	6.41	6.92	6.11[e]
Portfolio Turnover Rate	26.56[d]	73.12	54.43	62.54	62.65	21.71[d]
Net Assets, end of period ($ x 1,000)	15,866	16,862	20,532	13,634	11,265	2,048

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier High Income Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to maximize total return consistent with capital preservation and prudent risk management. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Shenkman Capital Management, Inc. ("Shenkman Capital") serves as the fund's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C and Class I. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange, are valued at their net asset value.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the fund on the ex-dividend date. The fund declares and pays dividends from investment income-net monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On February 29, 2008, the Board of Directors declared a cash dividend per share of $.071 for Class A, $.066 for Class B, $.064 for Class C and $.073 for Class I from undistributed investment income-net, payable on March 3, 2008 (ex-dividend date) to shareholders of record as of the close of business on March 1, 2008.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007, was as follows: ordinary income

$22,126,359. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended February 29, 2008 was approximately $91,700 with a related weighted average annualized interest rate of 4.75%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with Dreyfus, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. For the period November 1, 2007 through October 31, 2008, the Manager will waive receipt of .10% of the management fee payable by the fund. The reduction in mamagement fee, pursuant to the undertaking, amounted to $74,839 during the period ended February 29, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Shenkman Capital, Dreyfus pays Shenkman Capital a monthly fee at an annual percentage rate of the value of the fund's average daily net assets.

During the period ended February 29, 2008, the Distributor retained $2,471 from commissions earned on sales of the fund's Class A shares, and $85,279 and $2,228 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the

Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended February 29, 2008, Class B and Class C shares were charged $108,863 and $245,071, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A, Class B and Class C shares were charged $134,572, $54,431 and $81,691, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $44,869 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $4,258 pursuant to the cash management agreement.

The fund compensates Mellon Bank, N.A., a subsidiary of BNY Mellon and a Dreyfus affiliate, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $10,934 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $119,291, Rule 12b-1 distribution plan fees $50,088, shareholder services plan fees $38,175, chief compliance officer fees $4,419 and transfer agency per account fees $14,385 which are offset against an expense reimbursement currently in effect in the amount of $16,515.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $58,381,091, and $95,742,389, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $9,859,329, consisting of $667,921 gross unrealized appreciation and $10,527,250 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT AND SUB-ADVISORY AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services, and of the Manager's Sub-Investment Advisory Agreement with Shenkman Capital Management, Inc. ("SCM"), pursuant to which SCM serves as sub-investment adviser and provides day-to-day management of the Fund's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund by the Manager pursuant to its Management Agreement, and by SCM pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund as well as the fund's asset size.

The Board members also considered the Manager's and SCM's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure, as well as the Manager's supervisory activities over SCM.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended September 30, 2007, as well as comparisons of total return performance for various periods ended September 30, 2007 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each full calendar year since the fund's inception.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and that the fund's actual management fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group median and higher than the Expense Universe median. A representative of the Manager advised the Board that the Manager would implement an undertaking to waive receipt of .10% of the fund's management fee payable to the Manager for a period from November 1, 2007 through October 31, 2008.

With respect to the fund's performance, the Board noted that the fund achieved total return results lower than the Performance Group and Performance Universe medians for each reported time period (up to four years). On a yield performance basis, the Board noted that the fund's 1-year yield was higher than the Performance Group and Performance Universe medians for the two more recent annual periods and lower than the Performance Group and Performance Universe medians for the two longer-term annual periods.

In connection with the review of relative fund performance, the Board members considered the Fund's investment process and how the fund has been marketed to and through intermediaries and to investors. Representatives of the Manager confirmed that the fund has been, and continues to be, marketed based on SCM's investment process, and composite performance record and default history. These representatives also noted that the fund was structured to be a more conservative high yield offering with the express objective of seeking high total return to the extent consistent with prudent investment risk. The Board received a presentation from one of the fund's primary portfolio managers describing the principal factors that have contributed to the fund's recent and longer-term performance record. The Board members determined that consideration should be given to the fund's design, SCM's investment process, and how the fund has been marketed. The Board members further noted that SCM's management of the Fund has been consistent with the prospectus mandate, the manner in which the fund has been marketed, and the disclosures made in connection therewith. The Board considered the potential for more competitive total return results for the fund given SCM's investment process and expressed concern about the fund's lagging performance in the recent market environment.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"). The Manager's representatives also reviewed the fees paid by institutional separate accounts managed by SCM (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts") that have similar investment objectives and policies as the fund. The Manager does not manage any high yield institutional separate accounts or wrap fee accounts. The Manager's representatives explained the nature of each Similar Account and the differences, from the Manager's and SCM's perspective (as applicable), in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Manager's representatives advised the Board that the management fees for the Separate Accounts reflected SCM's independent pricing and cost structures. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the services provided. The Board considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee and sub-advisory fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and SCM from acting as investment adviser and sub-investment adviser, respectively, to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the fund, pays SCM the sub-advisory fee, the Board did not consider SCM's profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager and SCM are adequate and appropriate.

• With respect to the fund's overall performance, the Board considered the fund's recent performance, SCM's presentations at the meeting and at prior Board meetings regarding SCM's proprietary process for managing the fund, the fund's investment objective and portfolio composition, the fund's suitability profile, and how it was marketed to intermediaries, as significant factors in re-approving the fund's management agreement and the sub-investment advisory agreement with SCM. The Board expressed concern about the fund's overall performance record and directed the Manager to consider the prospects for SCM to improve the fund's relative performance record in different market environments.

- The Board concluded, taking into account the factors discussed above, that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's undertaking to waive receipt of 0.10% of the fund's management fee through October 31, 2008, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager and SCM from their respective relationships with the fund. The Board directed that SCM bear the amount of the fee waiver.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement, and Sub-Investment Advisory Agreement with SCM, each for a shorter seven-month period, through May 31, 2008, was in the best interests of the fund and its shareholders, noting that this shorter re-approval period offered the Board more time to monitor SCM's performance.

NOTES

For More Information

**Dreyfus Premier
High Income Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Shenkman Capital Management, Inc.
461 Fifth Avenue
New York, NY 10017

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DIMAX	Class B: DIMBX	Class C: DIMCX
	Class I: DIMRX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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